SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-51239
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE ROCKVILLE BANK
401(k) PLAN
25 PARK STREET
ROCKVILLE, CONNECTICUT 06066
B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
ROCKVILLE FINANCIAL, INC.
25 PARK STREET
ROCKVILLE, CONNECTICUT 06066

Financial Statements
The following financial statements are filed as a part of this annual report:
(a)	Financial Statements
1.	Financial statements of The Rockville Bank 401(k) Plan as of December 31, 2008 and 2007 and for the fiscal years ended December 31, 2008 and 2007, including the report of Pue, Chick, Leibowitz & Blezard, LLC with respect thereto.

THE ROCKVILLE BANK
401(K) PLAN
Together with the Report of Independent
Registered Public Accounting Firm
FINANCIAL STATEMENTS
December 31, 2008 and 2007
SUPPLEMENTAL SCHEDULES
December 31, 2008

THE ROCKVILLE BANK 401(k) PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrators, Trustees and Participants in
The Rockville Bank 401(k) Plan
Rockville, Connecticut
We have audited the accompanying statements of net assets available for benefits of THE ROCKVILLE BANK 401(k) PLAN as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of THE ROCKVILLE BANK 401(k) PLAN as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held at End of Year and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic 2008 financial statements but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Pue, Chick, Leibowitz & Blezard, LLC
Certified Public Accountants
Vernon, Connecticut
June 22, 2009

THE ROCKVILLE BANK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS

Participant-Directed Investments (at fair value):

Mutual funds	$2,558,286	$3,249,476
Rockville Financial, Inc. — Common Stock	2,441,565	2,074,256
Cash and cash equivalents	4,614	16,593
Investment in master trust	1,185,188	932,830
Participant loans	153,959	164,370

Total Participant-Directed Investments	6,343,612	6,437,525

Receivables:

Employer contribution	379,974	300,325
Participant contributions	—	17,189
Participant loan repayments	—	2,247

Total Receivables	379,974	319,761

Net Assets Available for Benefits at Fair Value	6,723,586	6,757,286

Adjustment from fair value to contract value for fully benefit responsive investment in master trust	(70,078)	(33,757)

Net Assets Available for Benefits	$6,653,508	$6,723,529

SEE NOTES TO FINANCIAL STATEMENTS

THE ROCKVILLE BANK 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

Contributions:

Participant contributions	$632,275	$591,676
Employer cash contributions	379,974	300,325
Other (including rollover contributions)	6,290	254,791

Total contributions	1,018,539	1,146,792

Investment income:

Net appreciation (depreciation) in fair value of investments	(1,046,024)	(835,712)
Dividends and interest	111,926	151,501

Net investment income	(934,098)	(684,211)

Deductions:

Distributions paid to participants	153,712	228,723
Fees	750	—

	154,462	228,723

Change in Net Assets	(70,021)	233,858

Net Assets Available for Benefits:

Beginning of year	6,723,529	6,489,671

End of year	$6,653,508	$6,723,529

SEE NOTES TO FINANCIAL STATEMENTS

THE ROCKVILLE BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007
1.	DESCRIPTION OF THE PLAN

The following description of The Rockville Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.
a.	General — The Plan is a defined contribution plan covering substantially all employees of Rockville Bank (the “Bank”) who have 1,000 hours of service in a completed period of six to twelve months and have attained age 21. The Human Resources Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Charles Schwab Trust Company and First Bankers Trust Company serve as the Trustees of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

An amendment was made to the Plan as of September 1, 2003 to include Article XI Participating Affiliates. With the consent of the Employer, an Affiliated Employer may adopt the Plan and all of the provisions hereof and participate as a Participating Affiliate.

b. Contributions — Each year, participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Bank contributes 3% of participants’ compensation annually and for employees hired on or after January 1, 2005, the Bank may make a discretionary matching contribution equal to a uniform percentage of the amount contributed by participants, which percentage is determined each year by the Bank. Effective May 20, 2005, employer contributions made may be in the form of cash or employer securities, at the employer’s discretion. Additional amounts may be contributed at the discretion of the Bank. No such additional discretionary contributions were made for the years ended December 31, 2008 and 2007. Participants may also contribute amounts representing distributions from other qualified plans and Individual Retirement Accounts and annuities.

c.	Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Bank’s 3% contribution, the Bank’s matching contribution if applicable, the Bank’s discretionary contributions if any, and charged with withdrawals and allocated gains and losses attributable to the account’s investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

1.	DESCRIPTION OF THE PLAN — Continued
d.	Investments — Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers sixteen mutual funds, a benefit responsive investment in a master trust, and Rockville Financial, Inc. common stock as investment options for participants.

e.	Vesting — Participants are always fully vested in their accounts.

f.	Participant Loans — Participants may borrow from their accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the current three-year certificate of deposit rate offered by the Plan Sponsor, Rockville Bank, plus 1% (4.20% and 4.44% at December 31, 2008 and 2007, respectively). There is an administrative loan fee of $150 and a participant may have only one loan outstanding at a time. Principal and interest is paid ratably through payroll deductions. Loans are generally repayable within five years; however, residential loans may be repayable over a period of up to 15 years.

g.	Payment of Benefits — On termination of service for any reason, a participant may receive the value of his or her account as a lump-sum distribution in cash or by delivery of the number of full shares of Rockville Financial, Inc. common stock attributable to the account.

h.	Forfeited Accounts — There are no forfeitures available to offset future employer contributions at December 31, 2008 and 2007 and no forfeitures were utilized to reduce employer contributions in 2008.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.	Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

b.	Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, changes therein, and disclosures. Actual results could differ from those estimates.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued
c.	Risks and Uncertainties — The Plan invests in various investment instruments, including plan sponsor stock (Rockville Financial, Inc. — Ticker RCKB), mutual funds, and an insurance investment contract. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

d.	Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value except for its investment in master trust, which is valued at contract value (Note 3). Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

e.	Administrative Expenses — Administrative expenses of the Plan are paid by Rockville Bank as provided in the Plan Document.

f.	Payment of Benefits — Benefit payments and plan distributions to participants are recorded when paid.

3.	INVESTMENTS

The following table presents the fair values of investments which represent five percent or more of the Plan’s net assets available for benefits as of December 31:

	2008	2007

Rockville Financial, Inc. — Common Stock	$2,441,565	$2,074,256
Oppenheimer Global Fund	—	534,245
Columbia Acorn Fund	358,759	488,703
Growth Fund of America	451,819	603,510

Investment in Master Trust	1,185,188	932,830
Adjustment from fair value to contract value	(70,078)	(33,757)

Investment in Master Trust at contract value	1,115,110	899,073

During the years ended December 31, 2008 and 2007, the Plan’s investments measured by quoted prices in active markets (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007

Rockville Financial, Inc. — Common Stock	$318,169	$(929,387)
Oppenheimer Global Fund	(222,046)	20,459
Growth Fund of America	(275,486)	9,351
Columbia Acorn Fund	(214,574)	27,015
Russell Aggressive Strategy Fund	(102,532)	6,176
Investment in Master Trust	2,893	3,247
Columbia Intermediate Bond	(23,383)	(572)
Russell Balanced Strategy Fund	(64,962)	3,976
Russell Moderate Strategy Fund	(49,982)	2,850
Russell Eq Aggressive Class E	(36,120)	2,306
Alliance Small Cap	(38,179)	(1,292)
American Balanced Fund	(47,152)	1,489
Russell Conservative Class E	(4,463)	61
American Europacific Growth	(157,985)	18,373
Oppenheimer Small Cap	(8,059)	(344)
Oppenheimer International Bond	(5,298)	86
Davis NY Venture FD	(61,529)	4,175
American Fundamental Investors	(55,336)	(3,681)

Net (depreciation) / appreciation of investments	$(1,046,024)	$(835,712)

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.
5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated April 3, 2009, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended and restated since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
6.	INVESTMENT IN MASTER TRUST

In 2002, the Plan began to offer a benefit-responsive investment option via a master trust. The master trust (trust) has a Group Annuity Contract (GAC) with Metropolitan Life Insurance Company (MET). Assets of the master trust are backed by separate accounts managed by MET that are invested primarily in U.S. Government and agency securities. The trust’s contract value account with MET is credited with earnings based on anticipated market yield to maturity of separate account, amortization of the difference between the contract share of the market value of the separate account and the contract book value, anticipated fund charges, and contract deposits and disbursements. The trust’s contract value account is also credited for participant deposits and charged for participant withdrawals. The trust is included in the financial statements at contract value as reported to the Plan by the Trustee of the trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk. The average yield and crediting interest rates for the years ended December 31 are as follows:

	2008	2007

Average yield earned	(.97)%	6.55%

Average yield credited to participants	3.71%	3.83%

The crediting interest rate is based on a formula agreed upon with MET, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis and reset every six months.

SUPPLEMENTAL SCHEDULE

THE ROCKVILLE BANK 401(k) PLAN
EIN: 06-0523930 PN: 002
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR) DECEMBER 31, 2008

		(c) Description of Investment, Including
	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	(d) Cost	Value

*	Rockville Financial, Inc.	Common Stock	$1,955,668	$2,441,565
	Metlife Stable Value Account	Insurance Contract — Fixed Income	1,115,110	1,185,188
	Growth Fund of America	Mutual Fund — Domestic Equity	718,515	451,819
	Oppenheimer Global Fund	Mutual Fund — International Equity	569,969	319,581
	Davis NY Venture R	Mutual Fund — Domestic Equity	143,631	92,869
	Columbia Intermediate Bond	Mutual Fund — Fixed Income	223,605	200,814
	Columbia Acorn Fund	Mutual Fund — Domestic Equity	600,771	358,759
	Russell Balanced Class E	Mutual Fund — Lifestyle Funds	200,353	133,889
	Russell Aggressive Class E	Mutual Fund — Domestic Equity	299,088	178,964
	Russell Moderate Class E	Mutual Fund — Lifestyle Funds	196,863	143,663
	American Balanced Fund	Mutual Fund — Balanced	171,436	126,900
	Alliance Small/Mid Cap Value	Mutual Fund — Domestic Equity	122,264	77,619
	American Fundamental	Mutual Fund — Domestic Equity	153,131	93,112
	American Europacific Growth	Mutual Fund — International Equity	371,696	229,632
	Russell Eq Aggressive Class E	Mutual Fund — Lifestyle Funds	91,905	50,938
	Russell Conservative Class E	Mutual Fund — Lifestyle Funds	24,619	19,845
	Oppenheimer International Bond	Mutual Fund — International Bonds	63,077	57,941
	Oppenheimer Small Cap	Mutual Fund — Domestic Equity	30,334	21,941
	Federated Government Obligations/Cash	Cash Equivalent	4,202	4,202
	Schwab Retirement Advantage	Cash Equivalent	412	412
*	Participant Loans	4.2%, maturities through 2019	—	153,959

			$7,056,649	$6,343,612

*	Party-in-interest
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE ROCKVILLE BANK 401(k) PLAN
EIN: 06-0523930 PN: 002
FORM 5500, SCHEDULE H, PART IV, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

					(f) Expense		(h) Current Value
	(b) Description of asset				incurred		of Asset on	(i) Net
	(Include interest rate and	(c)Purchase	(d) Sale	(e) Lease	with		Transaction	gain/
(a) Identity of Party Involved	Maturity in case of a loan)	Price	Price	Rental	transaction	(g) Cost of Asset	Date	(loss)

Met Life Stable Value THE ROCKVILLE BANK 401(K) PLAN

Account	Master Trust—Fixed Income/GIC	$278,171	$65,027	$—	$—	$62,134	$343,198	$2,893

Schwab Retirement Advantage Money Funds	Mutual Fund—Fixed Income	$483,535	$480,388	$—	$—	$480,388	$963,923	$—
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SIGNATURE
The Plan
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROCKVILLE BANK 401(k) PLAN
Date 6/29/09	By:	/s/ David A. Engelson
David A. Engelson
Chairman of the Human Resources Committee Acting as Plan Administrator

EXHIBIT INDEX
23.	Consents of Independent Accountants